May 21, 2007


Mail-Stop 4561


Mr. Raul Santoro de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.,
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105


Re:	Banco Bilbao Vizcaya Argentaria, S.A.
	Amendment No. 1 to Form F-4
	Filed May 14, 2007
	File No. 333-141813


Dear Mr. de Mattos Almeida:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form F-4

Notice of Special Meeting
1. The staff notes this appears in the Prospectus. Revise to move it to before the Prospectus cover page.


Questions and Answers, page v
2. With regard to your response numbered 4, revise to disclose the approximate timeframe for the election form to be sent to holders and what information (updated prospectus) will accompany the Form of Election.

Summary
What Holders of Compass Stock Options..., page 4
3. Revise to disclose that the per share consideration to be paid to option holders may be greater than that received by shareholders who receive the cash consideration of $71.82 per share.

Comparative Per Share Financial Data, page 14
4. We continue to believe that the information called for by Item 3(f) of Form F-4 is required to be provided in this document. Therefore, please revise to disclose the pro forma book value per share, cash dividends declared per share and income from continuing operations per share for the registrant, and equivalent book value per share, cash dividends declared per share, and income per share from continuing operations for Compass.

Risk factors, page 20
5. Revise to add a risk factor with a caption similar to, "Holders of
BBVA will be subject to an 18% Spanish government withholding on dividends and a tax rate of 15%-18% on all dividends paid" and include in the narrative any other taxation effects that apply to Compass holders receiving BBVA shares.

Interests of Compass` Executive officers and Directors in the Transaction
New Employment Agreements, page 40
6. As previously requested, revise to disclose the material terms of the current employment arrangements or indicate, if true, that they were comparable.

Existing Change in Control ..., page 42
7. As previously requested, revise to disclose the material terms of the current arrangements or indicate, if true, that they were comparable.

Exhibits
8. Revise to file Exhibits 5.1, 8.1, 8.2, and 8.3 with the next pre-effective amendment.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Edwin Adames at
(202) 551-3447 or Amit Pande at (202) 551-3423.  All other
questions
may be directed to Michael Clampitt at (202) 551-3434 or to me at
(202) 551-3418.





							Sincerely,



							William Friar
							Senior Financial Analyst
							Financial Services Group



CC:	Michael J. Willisch
	Davis Polk & Wardwell
	Marques de la Ensenada, 2
	28004 Madrid, Spain
	Phone (34) 91-702-2741
	Facsimile (44) 207-710-4884

	Edward Herlihy, Esq.
	Wachtell, Lipton,Rosen & Katz
	51 West 52nd Street
	New York, New York 10019
	Phone (212) 403-1000
	Facsimile (212)





Mr. R. S. de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.
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